FPC Exemption No. (82-836)

[redacted]

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
website:http://www.firstpacco.com
(Stock code: 00142)

CLARIFICATION ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS
POLL RESULTS OF SPECIAL GENERAL MEETING
HELD ON 30 JUNE 2008

Reference is made to the announcements of First Pacific Company Limited (the "Company") both dated 30 June 2008 in respect of the polls results of the Company's special general meeting held on 30 June 2008 (the "SGM"). The first announcement was uploaded on to the website of The Stock Exchange of Hong Kong Limited ("Stock Exchange") at 8:03 p.m. on 30 June 2008 (the "First Release") and the second announcement was uploaded at 6:59 p.m. on 1 July 2008 (the "Second Release").

The Company would like to clarify that there was a mistake in the First Release due to an administrative error. The number of votes cast in favour of resolutions numbered 1 to 5 in the First Release were incorrect.

The correct number of votes cast in favour of resolutions numbered 1 to 5 are now reflected in the Second Release. Would shareholders of the Company please refer to the Second Release for information regarding the poll results of the SGM.

Notwithstanding the administrative error in the First Release, the outcome of the SGM remains unchanged. Accordingly, each of the above five resolutions was passed unanimously by those shareholders who voted in person or by proxy at the SGM. First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, who are connected persons of the Company with a material interest in the relevant transactions, abstained from voting at the SGM on resolutions numbered 1 to 5, in respect of the shares they hold representing approximately 44% of the issued share capital of the Company as at the date of the SGM.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 2 July 2008

dlw 7/16

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

CONTINUING CONNECTED TRANSACTIONS POLL RESULTS OF SPECIAL GENERAL MEETING HELD ON 30 JUNE 2008

Reference is made to the circular of First Pacific Company Limited (the "Company") dated 13 June 2008 relating to the continuing connected transactions of the Company and the general mandate for Indofood Agri Resources Ltd. ("Indo Agri") to issue shares (the "Circular"). Terms defined in the Circular shall have the same meanings when used in this announcement.

RESULTS OF THE SGM

At the Special General Meeting of the Company held on 30 June 2008 (the "SGM"), a poll was demanded by the Chairman of the SGM for voting on the proposed ordinary resolutions as set out in the notice of SGM dated 13 June 2008 (with or without any amendment). The Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the poll at the SGM. Resolutions numbered 1 to 5 were approved by the Independent Shareholders and Resolution numbered 6 was approved by shareholders of the Company.

The resolutions were approved by way of poll. The vote-taking at the SGM was scrutinised by Computershare Hong Kong Investor Services Limited, the Company's branch share registrar. The poll results are summarised as follows:

ORDINARY RESOLUTIONS		NUMBER OF VOTES (%)	
		FOR	AGAINST
1.	Resolution numbered 1 relates to the approval of the continuing connected transactions and relevant annual caps in relation to Indofood's Noodles Business as set out in Table A of the Circular and the authorisation of Directors to do such further acts and things and execute further documents and take all such steps which are necessary to give effect to any of the continuing connected transactions set out in Table A.	1,033,284,528 100%	0 0%
2.	Resolution numbered 2 relates to the termination of certain existing contracts and entering into of new contracts in respect of certain transactions set out in Table A of the Circular on substantially the same terms with the same parties for fixed terms expiring on 31 December 2010.	1,033,284,528 100%	0 0%

ORDINARY RESOLUTIONS		NUMBER OF VOTES (%)	
		FOR	AGAINST
3.	Resolution numbered 3 relates to the approval of the continuing connected transactions and relevant annual caps in relation to Indofood's Plantation Business as set out in Tables B1 and B2 of the Circular and the authorisation of Directors to do such further acts and things and execute further documents and take all such steps which are necessary to give effect to any of the continuing connected transactions set out in Tables B1 and B2.	1,033,284,528 100%	0 0%
4.	Resolution numbered 4 relates to the approval of the potential continuing connected transactions and relevant annual caps in relation to Indofood's Plantation Business as set out in Table B3 of the Circular and the authorisation of Directors to do such further acts and things and execute further documents and take all such steps which are necessary to give effect to any of the continuing connected transactions set out in Table B3.	1,033,284,528 100%	0 0%
5.	Resolution numbered 5 relates to the termination of certain existing contracts and entering into of new contracts in respect of certain transactions set out in Table B1 of the Circular on substantially the same terms with the same parties for fixed terms expiring on 31 December 2010.	1,033,284,528 100%	0 0%
6.	Resolution numbered 6 relates to the approval of the Indo Agri General Mandate pursuant to Rule 13.36(1)(a)(ii) of the Listing Rules.	2,356,863,896 96.13%	94,946,595 3.87%

As at the date of the SGM, the total issued share capital of the Company was US$32,263,090.03 divided into 3,226,309,003 ordinary shares of US$0.01 each in the capital of the Company. Under the Listing Rules and as disclosed in the Circular, First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, who are connected persons of the Company with a material interest in the continuing connected transactions were required to abstain from voting at the SGM on the resolutions numbered 1 to 5, in respect of the shares they hold representing approximately 44% of the issued share capital of the Company as at the date of the SGM. No shareholder was entitled to attend and vote only against the resolutions at the SGM.

Accordingly, the total number of shares entitling the Independent Shareholders to attend and vote for or against the resolutions numbered 1 to 5 at the SGM was 1,807,783,040 shares, representing approximately 56% of the total issued share capital of the Company as at the date of the SGM. The Board confirmed that First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited had abstained from voting on the resolutions numbered 1 to 5 at the SGM.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 30 June 2008

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Napoleon L. Nazareno
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-Executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange concerning matters taken up during the Annual Meeting of MPIC's stockholders, the organizational meeting of the Board of Directors, together with the accompanying press release relating to MPIC's corporate disclosures.

Dated this 30th day of June, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

** Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. 30 JUNE 2008
   Date of Report (Date of earliest event reported)

2. SEC Identification Number CS200604494

3. BIR Tax Identification No. 244-520-457-000

4. METRO PACIFIC INVESTMENTS CORPORATION
   Exact name of issuer as specified in its charter

5. METRO MANILA, PHILIPPINES   6. [ ] (SEC Use Only)

   Province, country or other jurisdiction of incorporation   Industry Classification Code:

7. 10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES
   ....
   Address of principal office   Postal Code

8. (632) 888-0888
   Issuer's telephone number, including area code

9. NA
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	1,342,918,745*

**as reported by the stock transfer agent as of 30 May 2008.*

11. Indicate the item numbers reported herein: Items 4 and 9

Item 4. Election of Registrant's Directors or Officers

A. Election of Directors

During the annual general meeting of the stockholders of Metro Pacific Investments Corporation ("MPIC") held on 30 June 2008, the following were elected as members of the Board of Directors of MPIC for the year 2008:

1. Mr. Manuel V. Pangilinan
2. Mr. Jose Ma. K. Lim
3. Mr. Albert F. Del Rosario
4. Mr. Richard N. Ferrer
5. Mr. Edward S. Go
6. Mr. Augusto P. Palisoc, Jr.
7. Mr. Artemio V. Panganiban
8. Mr. Antonio A. Picazo
9. Mr. Eric O. Recto
10. Mr. Amado R. Santiago III
11. Mr. Alfred A. Xerez-Burgos, Jr.

Messrs. Edward S. Go, Artermio V. Panganiban and Eric O. Recto have been elected as independent directors. All of the abovenamed directors have been elected for a term of one (1) year.

The qualification and business experience for the past five years of such directors elected are set forth in the Definitive Information Statement submitted to the Securities and Exchange Commission ("SEC") and the Philippine Stock Exchange ("PSE") and distributed to the stockholders of MPIC prior to the abovestated meeting in accordance with applicable regulations.

B. Election of Officers/Appointment of Advisors

During the organizational meeting of the Board of Directors of MPIC held immediately after the annual meeting of stockholders, the following were appointed as officers of MPIC for the year 2008:

1. Mr. Manuel V. Pangilinan - Chairman of the Board of Directors
2. Mr. Jose Ma. K. Lim - President and Chief Executive Officer
3. Mr. Antonio A. Picazo - Corporate Secretary
4. Ms. Gemma M. Santos - Asst. Corporate Secretary
5. Mr. Christopher Daniel C. Lizo - Treasurer and Compliance Officer

During the same organizational meting of the Board of Directors of MPIC, Messrs. Augusto P. Palisoc and Edward A. Tortorici were appointed as Executive Advisors while Mr. Andrew G. Shepherd was confirmed as Chief Financial Advisor.

C. Appointment of Committee Members

During the same organizational meeting of the Board of Directors of MPIC held immediately after the annual meeting of stockholders, the following were appointed as members of the various committees of MPIC for the year 2008:

(a) Audit Committe

1. Mr. Edward S. Go - Chairman
2. Mr. Eric O. Recto - Member
3. Mr. Augusto P. Palisoc, Jr. - Member

(b) Compensation Committee

1. Mr. Manuel V. Pangilinan - Chairman
2. Mr. Jose Ma. K. Lim - Member
3. Mr. Edward S. Go - Member

(c) Nomination Committee

1. Mr. Albert F. Del Rosario - Chairman
2. Mr. Jose Ma. K. Lim - Member
3. Mr. Edward S. Go - Member

Item 9. Other Items

During the annual general meeting of the stockholders of MPIC held on 30 June 2008, the following matters were presented to, taken up by and acted upon by the stockholders as follows:

A. Appointment of External Auditor

SGV & Co. was declared re-appointed as the external auditors of MPIC for the year 2008.

B. Increase in Capital Stock

Stockholders holding more than two-thirds of the outstanding capital stock of MPIC approved and ratified the increase in the authorized capital stock of MPIC from PhP 4.6 Billion, divided into 4.6 Billion common shares with par value of PhP 1 each, to PhP 12 Billion, divided into 11.95 Billion common shares with par value of PhP 1 each and 5 Billion preferred shares with par value of PhP 0.01 each, as well as the corollary amendment to Article Seventh of the Amended Articles of Incorporation of MPIC.

The terms and conditions of the foregoing preferred shares are set forth in the Definitive Information Statement submitted to the SEC and the PSE, and distributed to the stockholders of MPIC prior to the abovestated meeting in accordance with applicable regulations.

The increase in authorized capital stock of MPIC and the creation of preferred shares will enable MPIC to carry out further equity fund raising by allowing additional domestic and foreign investment, while at the same time ensuring that the Company remains a Philippine National upon completion, in a manner that is least dilutive, fastest to execute and most economical. This increase will be supported by, and will accommodate the issuance of new equity resulting from, the conversion of advances of Metro Pacific Holdings, Inc. ("MPHI"), the majority shareholder of MPIC, which advances partly funded MPIC's investments in Maynilad Water Services, Inc. ("Maynilad") and Medical Doctors, Inc. ("MDI"), the owner and operator of the Makati Medical Center ("Makati Med").

C. Issuance of Shares

Stockholders holding more than two-thirds of the outstanding capital stock of MPIC approved, ratified and/or re-confirmed the issuance of common shares to MPHI, as follows:

(1) A total of 1,893,282,845 common shares from said increase in capital stock, at the price of PhP1.08236 per share (in respect of 1,237,002,525 common shares) and PhP1.05286 per share (in respect of 656,280,320 common shares) (the "Conversion Shares"). The issue price

is the stated conversion price under the relevant agreements covering the MPHI Peso Loan and the Tranche 2 Loans (each as defined below);

(2) A total of 1,568,925,223 common shares at the price of PhP 2 per share (the "Funding Shares"). The price of these shares was determined based on the Net Value Asset Approach; and

(3) A total of 2,222,600,000 common shares, to be issued subject to, and following the approval by the SEC, of the increase in the authorized capital stock of MPIC (the "Additional Funding Shares"), at the same price as the Funding Shares or PhP 2 per share.

The background and rationale of the foregoing issuances are further described below.

These common shares to be issued shall have the same rights and privileges as the common shares of MPIC currently outstanding.

Following the issuance of Funding Shares (which are intended to be made forthwith), the Conversion Shares, as well as the Additional Funding Shares (which are intended to be made upon or following the approval by the Securities and Exchange Commission of the increase in the authorized capital stock of MPIC), the equity structure of MPIC shall be as follows:

METRO PACIFIC INVESTMENTS CORPORATION
EQUITY STRUCTURE

	Existing	%	Issuance of Funding Shares	Resulting	%	Issuance of Conversion Shares	Resulting	%	Issuance of Add'l Funding Shares	Resulting	%
MPHI	1,150,050,000	85.6%	1,568,925,223	2,718,975,223	93.4%	1,893,282,845	4,612,258,068	96.0%	2,222,600,000	6,834,858,068	97.3%
Public	192,863,745	14.4%		192,863,745	6.6%		192,863,745	4.0%		192,863,745	2.7%
	1,342,913,745	100.0%	1,568,925,223	2,911,838,968	100.0%	1,893,282,845	4,805,121,813	100.0%	2,222,600,000	7,027,721,813	100.0%

Authorized	Shares	Peso value
Common	11,950,000,000	11,950,000,000
Preferred	5,000,000,000	50,000,000
	16,950,000,000	12,000,000,000

__Background and Rationale for the Share Issuances__

(a) The MPIC Plan and the proposed share issuances thereunder

The foregoing issuances of shares are rooted in the comprehensive corporate reorganization and recapitalization plan involving MPIC and originally crafted in 2006 (the "MPIC Plan"). The MPIC Plan sought to establish MPIC as a corporate vehicle, robustly capitalized and positioned to make significant investments in potentially high-growth sectors of the Philippine economy, including the real estate, utilities/infrastructure and healthcare sectors.

As part of the MPIC Plan, MPIC was planned to be recapitalized through the issuance of shares to MPHI, in tandem with Inframetro Investments Pte. Ltd. ("Inframetro"). Thus, the issuance of the Conversion Shares or the 1,893,282,845 common shares from said increase in capital stock in favor of MPHI was originally conceived as a private placement of shares with MPIC and Inframetro as subscribers thereto. It was envisaged that even after the proposed private placement of shares, MPIC shareholders (other than MPHI and its affiliate, Metro Pacific Resources, Inc.) will have the opportunity to maintain their respective shareholdings in MPIC through the subscription warrants that were previously granted to them, free of charge, which entitled the holder, upon

the exercise thereof, to 1 MPIC common share per subscription warrant at the issue price of PhP1.00.

(b) Funding Strategic Investments in Maynilad and Makati Med

Considering the funding requirements for its bid for Maynilad and its subscription of the Subordinated Convertible Notes of MDI, each of MPHI and Inframetro agreed to grant loans to MPIC, as an interim step to the proposed private placement of MPIC shares under the MPIC Plan. Specifically, the following loans were granted: (i) on January 8, 2007, loans in the principal amount of US$29,966,204.13 and US$31,949,235.92 (the "MPHI Dollar Loan" and the "Inframetro Dollar Loan", respectively) to fund its acquisition of Maynilad; and (ii) on May 16, 2007, loans in the principal amount of US$9,952,408.00 and US$5,945,843.00, respectively (the "Additional MPHI Dollar Loan" and the "Additional Inframetro Dollar Loan", respectively) to fund its acquisition of the Subordinated Convertible Notes of MDI. Given the intention to capitalize the above funding for Maynilad and MDI, the holders of the loans were given the option to convert the same into shares of common stock of MPIC at the price of PhP 1.00 per share, at a time when book value of the Parent Company was at Php .81 per share. Further, no interest was to be charged to MPIC where the said loans were converted.

On December 31, 2007, the MPHI Dollar Loan and Inframetro Dollar Loan, as well as the Additional MPHI Dollar Loan and Additional Inframetro Dollar Loan were re-denominated, such that, the MPHI Dollar Loan and Inframetro Dollar Loan were replaced by Peso loans in the amount of PhP1,338,882,053.00 and PhP1,427,483,388.00, respectively (the "MPHI Peso Loan" and the "Inframetro Peso Loan", respectively, or Tranche 1 Loans, collectively), while the Additional MPHI Dollar Loan and Additional Inframetro Dollar Loan became Peso loans in the amount of PhP432,552,504.00 and PhP258,418,794.00 (the "Additional MPHI Peso Loan" and the "Additional Inframetro Peso Loan", respectively, or the Tranche 2 Loans, collectively). MPHI and Inframetro continued to be the Lenders thereto. These Peso-denominated loans also granted its holders the option to convert all or part of the principal amount of the loans to equity at the price of Php1.08236 (for the Tranche 1 Loans) and Php1.05286 (for the Tranche 2 Loans) per share. The aforesaid conversion prices under the Tranche 1 Loans and Tranche 2 Loans are a carry-over from the original conversion price of PhP1.00 under the MPHI Dollar Loan and Inframetro Dollar Loan, but adjusted to reflect the interests capitalized on the loans on December 31, 2007.

The foregoing conversion option of MPHI and Inframetro to convert their respective loans and/or advances to MPIC into equity in accordance with the terms of their agreements with MPIC, as well as the consequent issuance to them of up to the aggregate of 3,722,841,122 common shares of MPIC at the consideration of PhP1.00 per share were approved and ratified by stockholders holding more than two-thirds of the outstanding capital stock of MPIC during the Annual General Meeting of the stockholders of MPIC held last 14 June 2007. This has been essentially re-affirmed with the approvals for the issuance of shares as discussed above given during the Annual General Meeting of the stockholders of MPIC held on 30 June 2008.

On 3 March 2008, Inframetro assigned all its rights under the Additional Inframetro Peso Loan to MPHI, resulting in MPHI holding the MPHI Peso Loan and all of the Tranche 2 Loans or a total of PhP2,029,853,351 in loans convertible into 1,893,282,845 common shares. On or about the same period, MPIC entered into a loan agreement with Inframetro, relating to a loan of approximately PhP1.4 billion which, upon the fulfillment of certain conditions, is exchangeable into approximately 20% of DMWC (the "Exchangeable Loan"). Proceeds of this Exchangeable Loan were used to fully retire the Inframetro Peso Loan. At execution, MPIC anticipated that, in the event that all conditions necessary for the exercise of the exchange were fulfilled, its ownership in DMWC would be reduced to 30%.

(c) Consolidating and Growing Core Businesses

The loans granted to MPIC as discussed above allowed MPIC to make significant investments in potentially high-growth sectors of the Philippine economy, specifically, the uilities/ infrastructure and healthcare sectors, as envisioned under the MPIC Plan. Thus, in January 2007, MPIC, through DMCI-MPIC Water Company, Inc, ("DMWC"), its 50% owned joint venture company, was able to acquire an 84% percent in Maynilad. MPIC was likewise able to subscribe to PhP750 million Subordinated Convertible Notes of MDI which, upon full conversion into equity in December 2007 and January 2008, resulted in a 33 % ownership interest in MDI and consequently, Makati Med.

These investments in the utilities/infrastructure and healthcare sectors (together with investments in the real estate sectors) made a significant impact in MPIC's encouraging 2007 results and its future outlook. These sectors continue to be ripe with opportunity for MPIC.

To consolidate and support its utilities/infrastructure interests through Maynilad, MPIC has agreed to acquire, all of the respective rights, title, interests of First Pacific Company Ltd. ("FPC") (or its affiliates) and certain funds managed by Ashmore Investment Management Limited ("Ashmore"), in and to a Facility B Loan, a Forty Million Dollars ($40,000,000.00) dollar loan made available by FPC and certain funds managed by Ashmore to DMWC under a Term Loan Agreement dated 8 January 2007. Through the acquisition of the rights and interests in and to the Facility B Loan, MPIC has the opportunity, and is entitled as holder thereof, to convert all or a part of its participation therein into shares in the issued capital of DMWC at their par value and up to approximately 2% of DMWC's resulting capital stock. Approval for this acquisition was granted by the Board of Directors of MPIC during its meeting held immediately before the Annual General Meeting of the shareholders. Additionally, MPIC has entered into an agreement, with Inframetro for the repayment and settlement of the Exchangeable Loan, with Inframetro leaving the exchange option thereunder unexercised. It is anticipated that following the acquisition of the abovedescribed Facility B Loan and the repayment of the Exchangeable Loan, MPIC will continue to hold 50% of DMWC and shall have the further ability to increase its shareholdings therein to approximately 55%.

With respect to the healthcare sector, MPIC has expanded its interests in the healthcare sector through its acquisition of 34% of Davao Doctors Hospital, one of the largest private hospitals in Davao City and considered the best medical facility in Mindanao, in May 2008. This acquisition was made possible by a short-term advance provided by MPHI to MPIC.

MPIC anticipates an aggregate funding requirement of approximately PhP 9.3 billion for the above consisting of: (a) PhP 3.1 billion to acquire the rights, title, interest and participation of FPC in and to its portion of the Facility B Loan and to repay the advances for its acquisition of Davao Doctors; and (b) PhP 6.2 billion to acquire the rights, title, interest and participation of Ashmore in and to its portion of the Facility B Loan and to repay the Exchangeable Loan. The issuances of the Funding Shares from MPIC's current authorized and unissued capital stock, as well as the Additional Funding Shares, for which approvals from the shareholders were sought and secured during their Annual General Meeting on 30 June 2008, are being made to fund, in part, MPIC's acquisition of rights under the Facility B Loan (and consequently, a higher shareholding interest in DMWC/Maynilad), to settle advances provided to MPIC to acquire MPIC's interests in Davao Doctors Hospital and to repay the Exchangeable Loan.

On the other hand, the abovediscussed increase in capital stock, will place MPIC in a position to fund its continued drive to consolidate and grow its core businesses, as well as explore

other investment opportunities. It will give MPIC the capability of accepting increased public participation (both domestic and foreign), increase its public float, and generally open MPIC to significant investments opportunities.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION — 30 June 2008
MPIC or Issuer — Date

....

JOSE MA. K. LIM
President & CEO

METRO PACIFIC INVESTMENTS CORPORATION (MPIC)

- **MPIC has agreed to acquire from Ashmore Funds and First Pacific an additional interest in Maynilad for US$197 million, raising MPIC's attributable interest in Maynilad to 51%**
- **Authorized capital stock increased from Pesos 4.6 billion to Pesos 12.0 billion**
- **Stockholders' equity to rise by Pesos 9.7 billion, from Pesos 3.3 billion, to Pesos 13.0 billion**
- **Aggregate common shares outstanding to grow by 5.7 billion shares, from 1.3 billion shares to 7.0 billion shares**
- **Voting preferred shares structure created as a means for increased shareholder investments**

MANILA, PHILIPPINES, 30th June 2008 – Metro Pacific Investments Corporation ("MPIC" or the "Company") (PSE: MPI) announced that, at its 2008 Annual Shareholders' Meeting held today, its shareholders have approved the increase in its authorized capital stock from Pesos 4.6 billion divided into 4.6 billion common shares with a par value of Peso 1.00 each to Pesos 12.0 billion, divided into 11.95 billion common shares, with a par value of 1.00 Peso each and 5 billion preferred shares with a par value of one centavo each. The increase in MPIC's capital stock of Pesos 7.40 billion is divided into 7.35 billion common shares at Peso 1 par and 5.00 billion preferred shares at Pesos 0.01 par.

This increase in its authorized capital stock lays the foundation for future fundraising activities and the creation of voting preferred shares will allow for increased foreign participation in the Company. The voting preferred shares can only be issued to Philippine nationals.

Other Shareholder Approvals

MPIC's shareholders also ratified and reconfirmed the Board's approval for the application by Metro Pacific Holdings Inc. ("MPHI") to convert its Convertible Debt into 1.89 billion common shares. It will be recalled that the shareholders had previously approved such conversion and issuance during the 2007 Annual Shareholders' Meeting. The shareholders likewise approved the use of such subscription for the increase in MPIC's Authorized Capital, approved the Stock Subscription by MPHI of up to 3.79 billion shares at Pesos 2.00 per share for the acquisition of Bidco Convertible Notes held by First Pacific (representing 10.3% equity interest in Bidco) and the acquisition of 34.0% interest in Davao Doctors, and to fund the acquisition of Ashmore's 24.1% economic interest in Bidco.

Shareholders also voted to elect to MPIC's 11-man Board the following: Manuel V. Pangilinan as Chairman, MPIC CEO Jose Ma. K. Lim, Ambassador Albert F. Del Rosario, Augusto P. Palisoc, Jr., Alfred A. Xerez-Burgos, Jr., Antonio A. Picazo, Amado R. Santiago III, Richard N. Ferrer as Directors, and former Chief Justice Artemio V. Panganiban, Edward S. Go, and Eric O. Recto as Independent Directors. SGV was re-appointed as Independent Auditors.

Stake in Maynilad Increased to 51%

MPIC also announced today that it has entered into agreements with certain funds managed by Ashmore Investment Management LTD. ("Ashmore Funds") and a subsidiary of First Pacific Company Limited ("First Pacific") for the acquisition of their interests in the DMCI-MPIC Water Company ("Bidco"), the consortium which secured the concession of Maynilad Water Services Inc. (Maynilad) by way of public bidding in 2006. Ashmore has a 24.1% interest in Bidco, and First Pacific, 10.3%.

These acquisitions, which are expected to close in July, bring MPIC's total equity interest in Bidco to 55%, resulting in a 51% attributable economic interest in Maynilad. D.M. Consunji Inc. remains the only partner in Bidco with a 45% ownership.

In the first three (3) months of 2008, Maynilad doubled its reported Core Net Income to Pesos 611.7 million compared with Pesos 316.0 million for the same period last year. This 94% increase for the period is attributable to improvements in Maynilad's key performance indicators across-the-board: total billed volume reached 71.7 million cubic meters (m^3) for the first quarter this year, up 5.0% from the 68.3 million m^3 billed for the same period last year; total number of billed customers also improved, rising 3% to 710,450 from 687,207 customers at the end of the first quarter last year.

"I am also pleased to report that Maynilad exited from a court-administered rehabilitation last February – ramping up the aggressive, wide-ranging expansion and facilities improvement in line with the company's strategic goals. Considered one of the fastest loan settlements by companies recovering from financial crisis, Maynilad has prepaid the utility firm's US$ 232 million total outstanding debts to local and foreign banks. With restrictions lifted, and having been cleared of all debts, Maynilad has stepped up its extensive capital expenditure projects designed to improve service levels as part of the company's goal to provide safe, reliable 24-hour water supplies to businesses and households," **MPIC President Jose Ma. K. Lim** said in his address to shareholders.

"With Maynilad poised to implement its service improvement program which will raise the service quality within its west zone concession as well as grow its customer base, Maynilad will deliver greater profits this year and the years to come. The acquisition of First Pacific's and Ashmore Fund's stake will also allow MPIC to consolidate a proportionately greater share of Maynilad's profits," said **MPIC Chairman Manuel V. Pangilinan.**

Growth in the Healthcare Portfolio

Makati Medical, after two consecutive years of profitability, is expected to deliver increased revenues when its new 14-level Annex building is inaugurated in August this year. The renovated Makati Medical promises to be the standard of the local healthcare industry – blending comfort and aesthetics with state-of-the-art medical facilities. The Annex will likewise showcase the most advanced operating theaters and delivery rooms, and Makati Medical's Centers of Excellence: the Aesthetic Center, the Bone Marrow Transplant Unit, the Oncology Ambulatory Infusion Unit, the Home Care and Hospice Center, the newly opened Dermatopathology unit – the first of its kind in Southeast Asia – manned by experts in both dermatology and pathology to provide holistic treatment of skin diseases.

MPIC also recently completed its acquisition of 34% of Davao Doctors Hospital Inc. ("Davao Doctors"), one of the leading hospitals in the Mindanao area. With Davao Doctors having 250 beds and Makati Medical 580, MPIC now has an interest in a total of 830 hospital beds in the Philippines, making it one of the largest healthcare providers in the Philippines. MPIC is also in discussion with other healthcare institutions, the investments in which are central to MPIC's vision of building a nationwide system of first-rate healthcare institutions. Approximately 500 more beds are expected to be aggregated under MPIC's healthcare portfolio by year-end, bringing the total number of beds to more than 1,300.

Outlook for 2008

In his closing remarks, Mr. Pangilinan indicated that MPIC's shareholders' equity would increase 2.4 times during the year from Pesos 5.4 billion as at the end of 2007 to approximately Pesos 13.0 billion in 2008, an increase of Pesos 7.6 billion. Accordingly, MPIC's outstanding shares will more than double – from 3.2 billion shares in 2007 to 7.0 billion shares in 2008. Significantly, MPIC's net asset value per share is expected to improve 11% -- from 1.66 Pesos per share to 1.84 Pesos per share.

"First, it is important that our financial position continues to be on a firm footing – with our companies delivering robust recurring profits, and showing strong cash flows. Additionally, the recent growth in MPIC's portfolio is funded by equity, and the Company is presently debt-free. Second, MPIC will ensure that its operating companies will improve its capabilities – such as the service and facility improvement

programs in Makati Medical and Maynilad. Third, today we passed resolutions that will allow more and increased local and foreign investment in your company, enabling us to maintain the pace of investment in existing and new businesses. Fourth, MPIC will be actively but carefully considering new opportunities – in infrastructure, healthcare, agriculture, and mining," said Pangilinan in his remarks.

"These four points highlight one fact: that from last year's 'thinking ahead,' your company is now 'moving ahead' – ahead to healthy operating companies that deliver strong recurring incomes. Ahead to new investments that will raise our income and cash flow. Ahead towards becoming more profitable," concluded Pangilinan.

For further information, please contact:

Andrew G. Shepherd
Chief Financial Advisor
Telephone: +632.888.0888
Email: agshepherd@mpic.com.ph

Denis R.G. Lucindo
Assistant Vice President
Investor Relations
Telephone: +632.888.0895
Email: dglucindo@mpic.com.ph

Melody M. Del Rosario
Assistant Vice President
Media & Corporate Communications
Telephone: +632.888.0888
Email: melody@mpic.com.ph

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at **www.mpic.com.ph**.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached Announcement of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a subsidiary of the Company, in relation to the Resolutions passed at Indofood's General Meetings of Shareholders held on 27th June, 2008.

Dated this 30th day of June, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Indofood
THE SYMBOL OF QUALITY FOODS

ANNOUNCEMENT

RESOLUTIONS
GENERAL MEETINGS OF SHAREHOLDERS
PT INDOFOOD SUKSES MAKMUR Tbk
("Company")

In connection with the Annual General Meeting of Shareholders ("AGM") and the Extraordinary General Meeting of Shareholders ("EGM") of the Company held on Friday, June 27, 2008 at Wisma Indosemen 21st Floor, Jalan Jendral Sudirman Kav.70-71, South Jakarta 12910, enumerated hereunder are the resolutions duly passed during such AGM and EGM :

RESOLUTIONS OF AGM :

1. To accept and approve the Board of Directors' Report on the activities and financial results of the Company for the year ended December 31, 2007.
2. To approve the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2007 which were audited with an unqualified opinion by Purwantono, Sarwoko & Sandjaja, a Registered Public Accountants in their Report No. RPC-8454 dated March 19, 2008.
   By approving of the Company's Balance Sheet and Profit & Loss Statement, a full acquittal and discharge are given to the members of the Board of Directors and the Board of Commissioners of the Company for their executive actions and their supervisory actions conducted during the year ended December 31, 2007 to the extent that such actions were reflected in the said Balance Sheet and Profit & Loss Statement;
3. To approve the appropriation of the Company's net profit for the year 2007 as follows:
   a. The amount of Rp.5.000.000.000,- (five billion rupiah) is set aside as reserve fund of the Company;
   b. Cash dividends of Rp.43,- (forty three rupiah) per share;
   c. The balance of the net profit of the Company to be recorded as retained earnings of the Company;
   d. To authorize the Board of Directors for the distribution of cash dividends on the schedule as follows:

- Announcement at the Bourse	June 30, 2008	- Ex Dividend at Cash Market	August 19, 2008
- Cum Dividend at Regular Market and Negotiation Market	August 12, 2008	- Recording date	August 15, 2008
- Ex Dividend at Regular Market and Negotiation Market	August 13, 2008	- Payment of Cash Dividend	August 27, 2008
- Cum Dividend at Cash Market	August 15, 2008		

   Dividend Payment Procedure:
   a. Payments of dividend will be delivered by bank transfer to Shareholders whose names are recorded in the Company's Registry of Shareholders on August 15, 2008 at 16:00 hrs Western Indonesia Time;
   b. For Shareholders whose shares registered at KSEI, payments of dividend will be delivered through Account Holder at KSEI;
   c. For Shareholders who are still holding the script shares, payments of dividend will be delivered through the Company's Registry of Shareholders, therefore the relevant Shareholders should contact to the Company's Registrar :

   PT Raya Saham Registra
   Plaza Sentral Building 2nd floor, Jalan Jendral Sudirman Kav.47-48, Jakarta 12930.
   Phone: (021)2525666

   to give a notice affixed with the stamp duty of Rp.6.000,-, including the name, address and account numbers of their bank, attached with a copy of ID Card which address should correspond with the address recorded in the Company's Registry of Shareholders. The said notice has to be received by the Company's Registrar at the latest August 15, 2008 at 16:00 hrs Western Indonesia Time.
   d. Dividend Payments distributed to Shareholders will be subject to income tax in accordance with the Circular Letter of the Director General of Taxation No. SE-03/PJ.101/1996 dated March 29, 1996;
   e. Foreign Shareholders whose country has a Tax Treaty with Republic of Indonesia and intends to adopt the above treaty on their income tax, has to submit the original Certificate of Residence from the relevant tax authority in their countries as follows:
   i). For Shareholders who are still holding the script shares, should send the original Certificate of Residence to the Company's Registrar;
   ii). For Shareholders whose shares registered at KSEI, should submit the original Certificate of Residence to KSEI through Account Holders pursuant to KSEI regulation.

   The original Certificate of Residence has to be received at the latest August 15, 2008 at 16:00 hrs Western Indonesian Time, otherwise, payments of dividend to the relevant foreign Shareholders will be subject to 20% income tax reduction.
4. To appoint Purwantono, Sarwoko & Sandjaja, a Registered Public Accountant as the Company's Auditor for the financial year ending December 31, 2008 and to authorize the Board of Directors to determine the honorarium of the said Public Accountant and other conditions related to their appointment.
5. To accept the appointment of Mr. Angky Camaro as a member of the Board of Directors of the Company as of the closing of AGM for a period of office until the closing of the Company's AGM of the year 2009.

RESOLUTIONS OF EGM :

1. To approve the reduction of authorized and paid up capital of the Company amounting to Rp.66.376.250.000,- related to the redemption of 663.762.500 treasury stock and authorize the Board of Directors of the Company to sell the remaining of 251.837.500 treasury stock, in accordance with the prevailing regulation.
2. To approve the amendment of the entire Articles of Association of the Company and authorize the Board of Directors of the Company to restate the amendment of the Articles of Association of the Company in a Notarial deed and to process the approval of Ministry of Law and Human Rights and to make necessary amendment which required by the Ministry of Law and Human Rights.
3. To approve the proposed subscription in PT Lajuperdana Indah.

Notes :

A. the Company's Balance Sheet and Profit and Loss Statement for the year ended December 31, 2007 which approved in the AGM is the same with the the Company's Balance Sheet and Profit and Loss Statement has announced on March 31, 2008 in 2 (two) Indonesian newspapers namely "Bisnis Indonesia" and "Kompas", and 1 (one) English newspaper which is "The Jakarta Post", therefore this announcement is also construed as the announcement required by the article 68 of Law No. 40 year 2007 regarding the Limited Liability Company ("Law No. 40").
B. The announcement regarding the reduction of authorized and paid up capital of the Company as stated above also construed as the announcement required by the article 44 paragraph 2 of Law No. 40.

Jakarta, June 30, 2008
PT INDOFOOD SUKSES MAKMUR Tbk
THE BOARD OF DIRECTORS

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached Press Release of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a subsidiary of the Company, in relation to the results of the Annual and Extraordinary General Meetings of Shareholders of Indofood held today.

Dated this 27th day of June, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

Indofood shareholders approved all resolutions proposed in the AGM & EGM

Jakarta – 27 June, 2008 - At today's Annual and Extraordinary General Meeting of Shareholders, PT Indofood Sukses Makmur Tbk ("Indofood") obtained the approval for all the proposed resolutions on the agenda.

At the Annual General Meeting ("AGM"), the shareholders approved among others the Board of Director' Report on the activities and financial results of the Company for the year ended December 31, 2007, dividend payout of Rp43 per share to be paid on 27th August 2008, and the appointment of Mr Angky Camaro as a Director, effective at the end of the AGM until the closing of the AGM in 2009.

At the Extraordinary General Meeting ("EGM"), the independent shareholders approved the Proposed Subscription in PT Lajuperdana Indah ("LPI"), an integrated sugar plantation company.

Indofood through its subsidiary, PT Salim Ivomas Pratama ("SIMP") plans to subscribe to 187,500 LPI's new shares, representing 60% of the enlarged capital of LPI, for a consideration of Rp375 billion.

Mr. Anthoni Salim, Indofood's President Director and CEO said : "We highly appreciate the continuing support and trust from our shareholders. We will continue our journey for excellence to deliver sustainable results to our shareholders".

PT Indofood Sukses Makmur Tbk
Board of Directors

FPC Exemption No. (82-836)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any of the securities referred to herein.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTIONS ACQUISITION OF ADDITIONAL INTEREST IN MAYNILAD AND RECAPITALISATION OF MPIC

Reference is made to the Company's overseas regulatory announcements dated 30 June 2008 and 5 March 2008.

Acquisition by MPIC of additional interest in the Consortium in relation to the Maynilad Acquisition

Reference is also made to the Company's announcement dated 5 December 2006 and its shareholders' circular dated 27 December 2006 relating to the acquisition of an interest by the Company, through a consortium which includes Metro Pacific Investments Corporation, in Maynilad Water Services, Inc. Maynilad holds an exclusive concession, granted by the Philippines' Metropolitan Waterworks and Sewerage System, on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila. As referred to in the December 2006 Announcement and the December 2006 Circular, MPIC has a 50% interest in the Consortium and certain Ashmore Funds (and their affiliates) provided part of the financing for the Maynilad Acquisition by way of convertible and exchangeable debts.

The Company is pleased to announce that its affiliates signed certain agreements with the Ashmore Funds (and their affiliates) on 27 June, 2008, to purchase and/or repay the convertible and exchangeable debts from the Ashmore Funds (and their affiliates) for a total consideration of US$140 million (approximately HK$1,092 million). Upon completion of the Acquisition, the Ashmore Funds (and their affiliates) will no longer have any interest in the Consortium.

The Acquisition will be funded by internal cash resources of the Group. The acquired interest in the Consortium will be consolidated and be held by MPIC following completion of the Acquisition. Such consolidation of the interest in the Consortium by MPIC will be partially funded by the Additional Funding Shares as part of the Share Issuance (described under the section "*Recapitalisation of MPIC*", below) and partially funded by an advance of US$40 million (approximately HK$312 million) (bearing market interest rates) from the Group.

Recapitalisation of MPIC

In addition, the Company is pleased to announce a recapitalisation of MPIC involving the issuance of a total of 5,684,808,068 new common shares in the capital of MPIC to MPHI, a Philippine affiliate of the Company, following an increase of authorised capital by MPIC (which increase of capital is subject to the consent of the Philippine Securities and Exchange Commission). The recapitalisation is part of the Company's and its affiliates' plan to recapitalise and reorganise their respective assets in the Republic of the Philippines with the primary aim of repositioning MPIC within the Philippine economy in order to fully establish itself as a robustly capitalised corporate vehicle positioned to make investments in potentially high-growth sectors of the Philippine economy, including the real estate, utilities/infrastructure and healthcare sectors.

In relation to the Share Issuance, of the 5,684,808,068 total New MPIC Shares to be issued to MPHI:

(a) 1,568,925,223 New MPIC Shares will be issued at a price of PhP2.00 (approximately US$0.045 and approximately HK$0.35) per share for cash to MPHI and the proceeds of the subscription will be used by MPIC to acquire convertible debt originally provided by the Company in connection with the Maynilad Acquisition with the remaining proceeds to be used to repay advances made by MPHI to fund the acquisition of a 34% interest in Davao Doctors Hospital in May 2008;

(b) 1,893,282,845 New MPIC Shares will (subject to the consent of the Philippine Securities and Exchange Commission) be issued (1,237,002,525 New MPIC Shares at a price of PhP1.08236 (approximately US$0.0243 or approximately HK$0.19) per share and 656,280,320 New MPIC Shares at a price of PhP1.05286 (approximately US$0.0237 or approximately HK$0.185) per share) in consideration of the recapitalisation of certain existing shareholders' advances that were used to fund the Maynilad Acquisition and the acquisition of a 33.45% interest in Medical Doctors Inc., the owner and operator of the Makati Medical Center in the Republic of the Philippines; and

(c) 2,222,600,000 New MPIC Shares will (subject to the consent of the Philippine Securities and Exchange Commission) be issued at a price of PhP2.00 (approximately US$0.045 and approximately HK$0.35) per share and subscribed for by MPHI in cash under the recapitalisation programme and such cash consideration will be applied to partially fund the consolidation of the interest in the Consortium by MPIC.

In relation to the Share Issuance, the New MPIC Shares shall have the same rights and privileges as the common shares of MPIC currently outstanding. MPIC is currently approximately 85.6% owned by MPHI. The equity structure of MPIC before and after the completion of the Share Issuance is set out below in this announcement.

Following the completion of the Share Issuance, MPHI's interest in MPIC will be increased from approximately 85.6% to approximately 97.3%.

The Acquisition and the Share Issuance each constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Acquisition and the Share Issuance will be despatched to the Company's shareholders in accordance with the requirements of the Listing Rules.

Introduction

Reference is made to the overseas regulatory announcements of First Pacific Company Limited (the "Company" or "First Pacific") dated 30 June 2008 and 5 March 2008.

Acquisition by MPIC of additional interest in the Consortium in relation to the Maynilad Acquisition

Reference is also made to the Company's announcement dated 5 December 2006 ("December 2006 Announcement") and its shareholders' circular dated 27 December 2006 ("December 2006 Circular") relating to the acquisition of an interest by the Company through a consortium (the "Consortium") which includes Metro Pacific Investments Corporation ("MPIC") in Maynilad Water Services, Inc. ("Maynilad"). Maynilad holds an exclusive concession, granted by the Philippines' Metropolitan Waterworks and Sewerage System, on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila (the "Maynilad Acquisition"). As referred to in the December 2006 Announcement and the December 2006 Circular, MPIC has a 50% interest in the Consortium and certain funds managed by Ashmore Investment Management Limited ("Ashmore Funds") (and their affiliates) provided part of the financing for the Maynilad Acquisition by way of convertible and exchangeable debts.

The Company is pleased to announce that its affiliates have signed certain agreements with the Ashmore Funds (and their affiliates) on 27 June, 2008, to purchase and/or repay the convertible and exchangeable debts from such Ashmore Funds (and their affiliates) for a total consideration of US$140 million (approximately HK$1,092 million) (the "Acquisition"). Upon completion of the Acquisition, the Ashmore Funds (and their affiliates) will no longer have any interest in the Consortium.

The consideration for the Acquisition was arrived at after negotiations on an arm's length basis and on a willing buyer and willing seller basis, taking into account, inter alia, the comparable multiples, the net asset value and the business prospects of Maynilad.

The net asset value of Maynilad as at 31 December 2007 is PhP4,510 million (approximately US$101.5 million and approximately HK$791.4 million) and the net profits of Maynilad before and after taxation and extraordinary items are PhP1,163 million (approximately US$26.2 million and approximately HK$204.1 million) and PhP1,255 million (approximately US$28.2 million and approximately HK$220.2 million), respectively, for the financial year ended 31 December 2007 and the net profits of Maynilad before and after taxation and extraordinary items are PhP779 million (approximately US$17.5 million and approximately HK$136.7 million) and PhP1,004 million (approximately US$22.6 million and approximately HK$176.2 million), respectively, for the financial year ended 31 December 2006.

The Acquisition will be funded by internal cash resources of the First Pacific group of companies (the "Group"). The acquired interest in the Consortium will be consolidated and be held by MPIC following completion of the Acquisition. Such consolidation of the interest in the Consortium by MPIC will be partially funded by the Additional Funding Shares as part of the Share Issuance (described under the section "*Recapitalisation of MPIC*", below) and partially funded by an advance of US$40 million (approximately HK$312 million) (bearing market interest rates) from the Group.

Recapitalisation of MPIC

In addition, the Company is pleased to announce a recapitalisation of MPIC involving the issuance of a total of 5,684,808,068 new common shares in the capital of MPIC ("New MPIC Shares") (the "Share Issuance") to Metro Pacific Holdings, Inc. ("MPHI"), a Philippine affiliate of the Company, following an increase of authorised capital by MPIC (which increase of capital is subject to the consent of the Philippine Securities and Exchange Commission ("SEC")). The recapitalisation is part of the Company's and its affiliates' plan to recapitalise and reorganise their respective assets in the Republic of the Philippines with the primary aim of repositioning MPIC within the Philippine economy in order to fully establish itself as a robustly capitalised corporate vehicle positioned to make investments in potentially high-growth sectors of the Philippine economy, including the real estate, utilities/infrastructure and healthcare sectors.

In relation to the Share Issuance, of the 5,684,808,068 total New MPIC Shares to be issued to MPHI:

(a) 1,568,925,223 New MPIC Shares (the "Funding Shares") will be issued at a price of PhP2.00 (approximately US$0.045 and approximately HK$0.35) per share for cash to MPHI and the proceeds of the subscription will be used by MPIC to acquire convertible debt originally provided by the Company in connection with the Maynilad Acquisition with the remaining proceeds to be used to repay advances made by MPHI to fund the acquisition of a 34% interest in Davao Doctors Hospital in May 2008;

(b) 1,893,282,845 New MPIC Shares (the "Recapitalisation Shares") will (subject to the consent of the SEC) be issued (1,237,002,525 New MPIC Shares at a price of PhP1.08236 (approximately US$0.0243 and approximately HK$0.19) per share and 656,280,320 New MPIC Shares at a price of PhP1.05286 (approximately US$0.0237 and approximately HK$0.185) per share) in consideration of the recapitalisation of certain existing shareholders' advances that were used to fund the Maynilad Acquisition and the acquisition of a 33.45% interest in Medical Doctors Inc., the owner and operator of the Makati Medical Center in the Republic of the Philippines; and

(c) 2,222,600,000 New MPIC Shares (the "Additional Funding Shares") will (subject to the consent of the SEC) be issued at a price of PhP2.00 (approximately US$0.045 and approximately HK$0.35) per share and subscribed for by MPHI in cash under the recapitalisation programme and such cash consideration will be applied to partially fund the consolidation of the interest in the Consortium by MPIC.

Terms of the Share Issuance

In relation to the Share Issuance, the New MPIC Shares shall have the same rights and privileges as the common shares of MPIC currently outstanding. MPIC is currently approximately 85.6% owned by MPHI. The equity structure of MPIC before and after the Share Issuance is set out below:

	Existing	%	Issuance of Funding Shares	Resulting	%	Issuance of Recapitalisation Shares	Resulting	%	Issuance of Additional Funding Shares	Resulting	%
MPHI	1,150,050,000	85.6%	1,568,925,223	2,718,975,223	93.4%	1,893,282,845	4,612,258,068	96.0%	2,222,600,000	6,834,858,068	97.3%
Public	192,868,745	14.4%	-	192,868,745	6.6%	-	192,868,745	4.0%	-	192,868,745	2.7%
	1,342,918,745	100.0%	1,568,925,223	2,911,843,968	100.0%	1,893,282,845	4,805,126,813	100.0%	2,222,600,000	7,027,726,813	100.0%

Authorised	Shares	Peso value
Common	11,950,000,000	11,950,000,000
Preferred	5,000,000,000	50,000,000
	16,950,000,000	12,000,000,000

Following the completion of the Share Issuance, MPHI's interest in MPIC will be increased from approximately 85.6% to approximately 97.3%.

The subscription prices of the New MPIC Shares are determined on the following bases:

(a) in respect of the Funding Shares and the Additional Funding Shares – net asset value approach; and

(b) in respect of the Recapitalisation Shares – the stated conversion price under the various existing relevant agreements in respect of the existing shareholders' advances of MPIC.

The net asset value of MPIC as at 31 December 2007 is PhP2,383 million (approximately US$53.6 million and approximately HK$418.1 million) and the net profits of MPIC before and after taxation and extraordinary items are PhP721 million (approximately US$16.2 million and approximately HK$126.5 million) and PhP168 million (approximately US$3.8 million and approximately HK$29.5 million), respectively, for the financial year ended 31 December 2007 and the net losses of MPIC before and after taxation and extraordinary items are PhP512 million (approximately US$11.5 million and approximately HK$89.8 million) and PhP686 million (approximately US$15.4 million and approximately HK$120.4 million), respectively, for the financial year ended 31 December 2006.

Reasons for the Transactions

The directors of the Company believe that there is significant up side potential in increasing MPIC's interest in Maynilad by way of the Acquisition as water distribution is an essential infrastructure service and has the potential to provide stable operating cash flows. In addition, Maynilad has 14 years remaining of a 25 year exclusive concession to provide water to West Metro Manila, an extensive and populous area covering eight cities and two municipalities in the Metro Manila area and one city and five municipalities in Cavite province, which is a rapidly industrialising province.

The recapitalisation of MPIC by way of the Share Issuance will place MPIC in a position to fund its growth in its core businesses in line with its corporate reorganisation and recapitalisation plan which aims at placing MPIC in a position to make significant investments in potentially high-growth sectors of the Philippine economy, including the real estate, utilities/infrastructure and healthcare sectors.

The directors of the Company believe that the terms of the Acquisition and the Share Issuance are fair and reasonable and in the interests of the Company's shareholders as a whole.

Listing Rules Implications

The Acquisition and the Share Issuance each individually constitutes a discloseable transaction for the Company under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Accordingly, a circular containing further details of the Acquisition and the Share Issuance will be despatched to the Company's shareholders in accordance with the requirements of the Listing Rules.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

MPIC is a Philippine corporation in which MPHI has an approximate 85.6% attributable economic interest and is an investment and management company with holdings in a water utility, real estate development and healthcare enterprises.

Ashmore Investment Management Limited, which is based in London, is one of the world's leading specialist emerging market fund managers, managing approximately US$36.3 billion (approximately HK$283.1 billion) as at 31 March 2008 in pooled funds, segregated accounts and structured products for pension funds, central banks and other institutional investors.

To the best of the directors' knowledge, information and belief and having made all reasonable enquiry, the counterparties referred to in this announcement and the ultimate beneficial owners of such counterparties are third parties independent of the Company and its connected persons.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 2 July 2008

Unless otherwise stated, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = PhP44.452 = HK$7.8. Percentages and figures expressed in millions and billions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent non-executive directors of the Company*

END